EXHIBIT 1

ADP SAYS PERSHING SQUARE CAPITAL MANAGEMENT SEEKING CONTROL OF ADP

ADP Informed By Pershing That It Wants Five Seats on 10-Member Board and CEO Change;
ADP Board Rejects Pershing’s Request to Extend Director Nomination Deadline

ROSELAND, NJ, August 4, 2017 – ADP (NASDAQ: ADP) today issued the following statement regarding ADP’s recent communications from Pershing Square Capital Management that Pershing is seeking effective control of ADP through five Board seats at ADP’s 2017 Annual Meeting as well as a CEO change.
“Pershing first contacted ADP on August 1, and William Ackman said it beneficially owns 8% of ADP, largely in derivatives. Mr. Ackman requested that ADP extend the August 10 deadline for nomination of directors by 30 to 45 days and said he planned to nominate five directors, including himself, to ADP’s 10-member Board. He also said CEO Carlos Rodriguez should be replaced.”
“ADP is open to constructive input from our shareholders, and our Board respects the right of shareholders to nominate directors. However, ADP has a clearly defined Board nomination process, and the 2017 deadline for director nominations has been public for nearly a year. The Board has unanimously determined that it is not in the best interests of ADP or its other shareholders to accede to Pershing Square’s last-minute request for an extension.”
“Since Carlos Rodriguez became CEO nearly six years ago, ADP’s total shareholder return of 202%1 is well in excess of the S&P 500 TSR of 128%2 -- and is many multiples of Pershing’s TSR of 29%.3”
“ADP has a strong and independent Board, including four new directors who have joined since 2014: Michael Gregoire, CEO of CA Technologies; Peter Bisson, former global leader of McKinsey’s High Tech Practice; William Ready, EVP and Chief Operating Officer of PayPal; and Sandra Wijnberg, Executive Advisor and former Partner of Aquiline Holdings. These directors have deep expertise in technology, operations and finance and provide important perspective on advancing ADP’s global strategy.”
“We believe our current Board has an effective balance of leadership continuity and fresh perspectives that will help us to continue this strong track record of delivering value to shareholders while successfully executing on our ‘All in on HCM’ strategy.”
Morgan Stanley & Co. is acting as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to ADP.

1 Market data is intraday on July 27, prior to rumors of Pershing Square’s investment in ADP; ADP TSR of 202% assumes shareholders have held their CDK shares since it was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested; if CDK were valued as a dividend at the spinoff date and reinvested in ADP, ADP TSR is 190%.
2 Market data as of close on July 26; S&P 500 returns also include dividends.
3 Pershing Square L.P. returns from January 1, 2012 through December 31, 2016.

About ADP (NASDAQ: ADP)
Powerful technology plus a human touch. Companies of all types and sizes around the world rely on ADP cloud software and expert insights to help unlock the potential of their people. HR. Talent. Benefits. Payroll. Compliance. Working together to build a better workforce. For more information, visit ADP.com.

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Safe Harbor Statement
This document and other written or oral statements made from time to time by ADP may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could,” “is designed to” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under “Item 1A. - Risk Factors” in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.
ADDITIONAL INFORMATION

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company intends to file a proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company’s directors and executive officers in Company stock and other securities is included in their SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (www.adp.com) in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s Annual Report on Form 10-K. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the Company’s 2017 Annual Meeting. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at www.adp.com.

CONTACTS:

Investors:

Christian Greyenbuhl
(973) 974-7835
Christian.Greyenbuhl@adp.com

Byron Stephen
(973) 974-7896
Byron.Stephen@adp.com

Media:

Michael Schneider
(973) 974-5678 office
(973) 868-1000 mobile
Michael.Schneider@adp.com

George Sard/Jared Levy/Liz Zale
Sard Verbinnen & Co
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